UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

The Blackrock Investment Quality Municipal Trust, Inc.
(Name of Issuer)

Common Stock, par value $.01
(Title of Class of Securities)

09248F109
(CUSIP Number)

Unknown-Shares in dividend re-investment since 1994
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person�s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be �filed� for the purpose of Section 18 of the Securities Exchange Act of 1934 (�Act�) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 09248F109 Page 2 of 5

1. Names of Reporting Persons. Sakharam D Mahurkar - Trustee
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐

3. SEC Use Only
4. Source of Funds (See Instructions)
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 2,000,000
8. Shared Voting Power
9. Sole Dispositive Power 2,000,000
10. Shared Dispositive Power
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) Unknown
14. Type of Reporting Person (See Instructions) IN

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CUSIP No. 09248F109	Page 3 of 5

ITEM 1.
(a) Name of Issuer:  The BlackRock Investment Quality Municipal Trust, Inc.

(b) Address of Issuer's Principal Executive Offices:

100 Bellevue Parkway
Wilmington DE 19809

ITEM 2.
(a) Name of Person Filing: Sakharam D. Mahurkar-Trustee

(b) Address of Principal Business Office, or if None, Residence:

2768 Palm Springs Lane
Aurora IL 60502

(c) Citizenship:

United States

(d) Title of Class of Securities:

Common Stock

(e) CUSIP Number:

09248F109

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[_]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[_]	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_]	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

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ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 2,000,000

(b) Percent of class: Unknown

(c) Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote  2,000,000

(ii) Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct the disposition of  2,000,000

(iv) Shared power to dispose or to direct the disposition of

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE     SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

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ITEM 10. CERTIFICATIONS.

(a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

(b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 19, 2011
(Date)

/s/ Sakharam D. Mahukar, M.D.
(Signature)

Sakharam D. Mahurkar, M.D.
(Name/Title)